05058821

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2004

or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition Period From _____ to _____

Commission File Number 1-7476

AmSouth Bancorporation Thrift Plan
AmSouth Center
1900 Fifth Avenue North
Birmingham, Alabama 35203

(Full title of plan and the address of plan)

AmSouth Bancorporation
AmSouth Center
1900 Fifth Avenue North
Birmingham, Alabama 35203

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE – (MODIFIED CASH BASIS)

AmSouth Bancorporation Thrift Plan

As of December 31, 2004 and 2003 and for the year ended December 31, 2004
with Report of Independent Registered Public Accounting Firm

AmSouth Bancorporation Thrift Plan

Audited Financial Statements and Supplemental Schedule – (Modified Cash Basis)

As of December 31, 2004 and 2003 and for the year ended December 31, 2004

Contents

Report of Independent Registered Public Accounting Firm

AmSouth Bancorporation

We have audited the accompanying statements of net assets available for benefits (modified cash basis) of the AmSouth Bancorporation Thrift Plan as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits (modified cash basis) for the year ended December 31, 2004. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 1, these financial statements and the supplemental schedule were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States.

In our opinion, the financial statements referred to above present fairly, in all material respects, information regarding the Plan's net assets available for benefits (modified cash basis) as of December 31, 2004 and 2003, and the changes therein (modified cash basis) for the year ended December 31, 2004, on the basis of accounting described in Note 1.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule (modified cash basis) of assets (held at end of year) as of December 31, 2004, is presented for purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. This supplemental schedule (modified cash basis) has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

Birmingham, Alabama
June 17, 2005

AmSouth Bancorporation Thrift Plan

Statements of Net Assets Available for Benefits
(Modified Cash Basis)

	December 31	
	2004	**2003**
Assets		
Investments, at fair value	**$ 398,237,920**	$350,204,731
Dividends receivable	**1,723,734**	1,645,605
Net assets available for benefits	**$ 399,961,654**	$351,850,336

See accompanying notes.

AmSouth Bancorporation Thrift Plan

Statement of Changes in Net Assets Available for Benefits
(Modified Cash Basis)

		Year Ended December 31, 2004
Additions		
Company contributions	$	17,880,749
Contributions from participants - pre-tax		24,874,325
Contributions from participants - after-tax		1,278,690
Rollovers and transfers		1,626,486
Interest and dividend income		9,386,986
Net appreciation in fair value of investments		24,046,245
		79,093,481
Deductions		
Payments to participants		30,511,976
Administrative expenses		470,187
		30,982,163
Net increase		48,111,318
Net assets available for benefits at beginning of year		351,850,336
Net assets available for benefits at end of year	$	399,961,654

See accompanying notes.

AmSouth Bancorporation Thrift Plan

Notes to Financial Statements

December 31, 2004

1. Description of the Plan

The following description of the Plan provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan's provisions.

General

The Plan is a controlled group defined contribution plan, which provides savings benefits for substantially all employees of the following controlled group of AmSouth Bancorporation (collectively, the Company):

AmSouth Bancorporation (parent company)
AmSouth Bank
AmSouth Investment Services, Inc.
AmSouth Leasing Corporation
AmSouth Capital Corporation
AmSouth Finance Corporation
AmSouth Investment Management Company, LLC
AmSouth Asset Management, Inc.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Each year, participants may contribute up to a total of 25% of pretax and/or after-tax annual compensation, as defined in the Plan. Participants may also rollover amounts representing distributions from other qualified defined benefit or defined contribution plans and conduit IRAs. The Company matches 100% of the participants' pretax deferrals first and 50% of after-tax deferrals up to a total of 6% of base compensation (4% for periods after January 1, 2005) that a participant contributes to the Plan.

Upon enrollment, a participant may direct employee contributions in 1% increments to any of the Plan's fund options. Participants may change their investment options at anytime. Employer contributions are initially invested in AmSouth Common Stock and can be redirected by the participants at their discretion.

1. Description of the Plan (continued)

Participant Accounts

Each participant's account is credited with the participant's contributions and allocations of the Company's contributions and Plan earnings, and is charged with an allocation of recordkeeping expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account. The Plan has an employee stock ownership plan component that allows participants to elect to receive a cash distribution of all of the dividends payable on the shares of AmSouth Bancorporation stock allocated to the participants' stock accounts as of the record date.

There are no non-participant directed investments within the Plan. Participants may diversify AmSouth Common Stock immediately upon Company match.

Vesting

Employees regularly scheduled to work more than twenty hours per week are eligible to participate in the Plan immediately. Employees regularly scheduled to work less than twenty hours per week are eligible to become participants in the Plan on the first business day of the month following the completion of 1,000 hours of service. Participants are immediately vested in their contributions, the Company matching contributions and the earnings thereon.

Payment of Benefits

Upon termination of service, death, disability or retirement, a participant may receive a lump sum amount equal to the vested value of his or her account or, effective January 1, 2004, an annual withdrawal. As of December 31, 2004, $357,593 had been requested, approved and processed for payment but not yet paid.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Participants are always 100 percent vested in their accounts.

2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements of the AmSouth Bancorporation Thrift Plan (the Plan) have been prepared on the modified cash basis of accounting, which is a comprehensive basis of accounting other than U.S. generally accepted accounting principles. The modified cash basis of accounting is an acceptable alternative method of reporting under regulations issued by the Department of Labor. Income on securities is recorded on the accrual basis and investments are recorded at fair value as stated below. All other transactions are recorded on the cash basis.

Investment Valuation

The Plan's investments in cash equivalents are stated at fair value, which approximates cost. The shares of mutual funds, pooled bond funds, and common stock funds are valued at quoted market prices on the last business day of the plan year.

Use of Estimates

The preparation of financial statements requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investment Information

During 2004, the Plan's investments (including investments bought, sold, as well as held during the year) appreciated in fair value as determined by quoted market prices as follows:

	Net Realized and Unrealized Appreciation in Fair Value of Investments
Pooled bond fund	$ 1,999,350
Common stock	9,993,094
Mutual funds	12,053,801
Total	$ 24,046,245

The fair values of individual investments that represent 5% or more of the Plan's net assets are as follows:

	December 31, 2004	December 31, 2003
AmSouth Value Fund	$ 36,523,031	$ 31,995,115
AmSouth Balanced Fund	21,736,318	18,697,138
AmSouth Fixed Fund	-	71,031,466
AmSouth Company Stock	180,168,013	167,682,581
AmSouth Stable Principal Fund	76,749,098	-

4. Transactions with Parties-in-Interest

The Plan provides for participant-directed investment programs in proprietary mutual funds of the Plan sponsor.

Unless otherwise noted, AmSouth Asset Management, Inc., a wholly owned subsidiary of AmSouth Bank, serves as the investment advisor to the following funds.

During the year ended December 31, 2004, the Plan purchased $5,916,779 of shares of the AmSouth Value Fund and sold $5,994,286 of shares of the same fund.

4. Transactions with Parties-in-Interest (continued)

During the year ended December 31, 2004, the Plan purchased $6,727,645 of shares of the AmSouth Large Cap Fund and sold $3,655,883 of shares of the same fund.

During the year ended December 31, 2004, the Plan purchased $5,133,371 of shares of the AmSouth Balanced Fund and sold $3,161,891 of shares of the same fund.

During the year ended December 31, 2004, the Plan purchased $2,076,009 of shares of the AmSouth Bond Fund and sold $1,656,732 of shares of the same fund.

During the year ended December 31, 2004, the Plan purchased $4,669,727 of shares of the AmSouth Enhanced Market Fund and sold $2,713,416 of shares of the same fund.

During the year ended December 31, 2004, the Plan purchased $4,298,055 of shares of the AmSouth Mid Cap Fund and sold $1,921,366 of shares of the same fund.

During the year ended December 31, 2004, the Plan purchased $3,763,399 of shares of the AmSouth Capital Growth Fund and sold $3,009,365 of shares of the same fund.

During the year ended December 31, 2004, the Plan purchased $5,724,490 of shares of the AmSouth International Equity Fund and sold $2,001,795 of shares of the same fund. Dimensional Fund Advisors, Inc. is the sub-advisor of this fund.

During the year ended December 31, 2004, the Plan purchased $6,105,261 of shares of the INVESCO Structured Small Cap Value Equity Trust and sold $2,854,317 of shares of the same fund. Invesco, an affiliate of Amvescap (the recordkeeper for the Plan), manages the Fund.

During the year ended December 31, 2004, the Plan purchased $16,313,548 of shares of the AmSouth Fixed Fund and sold $89,344,364 of shares of the same fund. AmSouth Bank is the investment manager of this fund.

During the year ended December 31, 2004, the Plan purchased $80,749,246 of shares of the AmSouth Stable Principal Fund and sold $4,000,148 of shares of the same fund. AmSouth Bank is the investment manager of this fund.

During the year ended December 31, 2004, the Plan purchased $3,737,346 of shares of the AIM Small Cap Growth Fund and sold $2,516,367 of shares of the same fund. AIM Advisors, Inc. is the investment manager of this fund.

4. Transactions with Parties-in-Interest (continued)

During the year ended December 31, 2004, the Plan purchased $40,152,136 of shares of the AmSouth Company Stock Fund and sold $38,550,138 of shares of the same fund.

OakBrook Investments, LLC (OakBrook) is the sub-advisor for the AmSouth Enhanced Market Fund and the AmSouth Mid-Cap Fund. OakBrook is 50% owned by AmSouth Bank.

The Company pays for all legal, accounting and other services on behalf of the Plan, other than recordkeeping fees.

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated June 30, 2003 stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended (and/or restated). Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code, and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

6. Differences Between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	Year ended December 31 2004	2003
Net assets available for benefits per the financial statements	**$399,961,654**	$351,850,336
Amounts allocated to withdrawn participants	**(357,593)**	(333,014)
Net assets available for benefits per the Form 5500	**$399,604,061**	$351,517,322

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

	Year Ended December 31 2004
Benefits paid to participants per the financial statements	**$ 30,511,976**
Add: Amounts allocated on Form 5500 to withdrawn participants at December 31, 2004	**357,593**
Less: Amounts allocated on Form 5500 to withdrawn Participants at December 31, 2003	**(333,014)**
Benefits paid to participants per the Form 5500	**$ 30,536,555**

Amounts allocated to withdrawn participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment, but not yet paid, prior to year-end.

7. Risks and Uncertainties

The Plan invests in various investments that are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

Supplemental Schedule

AmSouth Bancorporation Thrift Plan

EIN: 63-0591257 Plan Number: 002

Schedule H, Line 4i – Schedule of Assets
(Held at End of Year)

December 31, 2004

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment including Maturity Date, Rate of Interest Collateral, Par or Maturity Value	(d) Cost		(e) Current Value
	Pooled bond fund:				
*	AmSouth Bank	Stable Principal Fund	**	$	76,749,098
	Common stock fund:				
*	AmSouth Bancorporation	AmSouth Company Stock	**		179,288,218
		Cash	**		879,795
	Mutual funds:				
*	AmSouth Bank	High Quality Bond Fund	**		3,960,864
		Balanced Fund	**		21,736,318
		Value Fund	**		36,523,031
		Large Cap Fund	**		16,302,156
		Enhanced Market Fund	**		13,959,871
		Mid-Cap Fund	**		10,623,395
		Capital Growth Fund	**		10,614,525
		International Equity Fund	**		9,454,043
*	INVESCO	Structured Small Cap Value Equity Trust	**		11,850,235
*	AIM	Small Cap Growth Fund	**		6,296,371
	Total				398,237,920

* Party-in-interest

** Column (d) has not been presented, as this information is not required.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AMSOUTH BANCORPORATION THRIFT PLAN

AMSOUTH BANK, TRUSTEE

Date: June 22, 2005

By: ______________________

Barbara H. Watson
Vice President

EXHIBIT INDEX

EXHIBIT NO	EXHIBIT
23	Consent of Ernst & Young LLP

EXHIBIT 23--CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-42554) pertaining to the AmSouth Bancorporation Thrift Plan of our report dated June 17, 2005, with respect to the financial statements and schedule of the AmSouth Bancorporation Thrift Plan included in the Annual Report (Form 11-K) for the year ended December 31, 2004.

Ernst & Young LLP

Birmingham, Alabama
June 17, 2005